SEC FILE NUMBER
001-34885

CUSIP NUMBER
03236M101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐

	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For the Period Ended:   December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMYRIS, INC.

Full Name of Registrant

Former Name if Applicable

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, California 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amyris, Inc. (the “Company”) expects to file the subject Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) on or before the fifteenth calendar day following the Form 10-K’s due date. The Form 10-K could not be filed without unreasonable effort or expense by the date required because the Company is continuing to assess, compile and obtain information relating to certain recent and in-process transactions and arrangements impacting the Company’s cash flows and liquidity for the coming year and is finalizing related analyses and disclosures in the Form 10-K.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company’s estimated timing for the filing of the Form 10-K and expectations regarding the impact of certain recent and in-process transactions and arrangements on the Company’s cash flows and liquidity for the coming year. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s ability to complete in-process transactions and the time needed for the Company to finalize and file the Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kathleen Valiasek	(510)	450-0761
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017

By	/s/ Kathleen Valiasek
Kathleen Valiasek
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Amyris, Inc.

Attachment 1 to Form 12b-25

The following amounts are unaudited, preliminary and subject to change through the issuance of the Form 10-K. The Company’s aggregate revenues for the year ended December 31, 2016 were $77.2 million versus $34.2 million in the prior year. The increase in revenue was due to both product sales and grant, collaboration and license revenues, as a result of new agreements with new global customers and delivering on strategic milestones in 2016. Product revenue increased by $11.4 million to $26.3 million in 2016 as compared to the prior year primarily due to the growth across our three focused sectors, personal care, performance materials, and health and nutrition. In health and nutrition, the key driver of growth was farnesene shipments to our partner who plans to convert it to Vitamin E, and in our personal care business, shipments of our second fragrance molecule. In performance materials, there were significant quantities of farnesene shipped to our joint venture partner, Novvi, for base oils and lubricants, and liquid farnesene rubber in car tires to another customer. Grant, collaboration and license revenues increased by $31.6 million to $50.8 million in 2016 compared to the prior year primarily due to new licensing arrangements with a leading global food ingredients and nutraceuticals company and Ginkgo Bioworks, achievement of milestones, and overall growth in new collaborations.

The Company’s cost of products sold increased by $19.3 million to $56.7 million in 2016 as compared to the prior year, primarily driven by increased sales volume in 2016.

Loss on purchase commitments, impairment of property, plant and equipment and other asset allowances decreased by $26.9 million to $7.3 million in 2016 compared to the prior year. In 2015, the Company incurred a significant impairment charge associated with the termination of a production joint venture and indirect tax reserves.

The Company’s total research & development and sales, general & administrative expenses declined by $1.8 million to $99.1 million in 2016 compared to the prior year, primarily as a result of overall cost reduction efforts and lower spending to manage operating costs. This decrease was achieved even though there were increased investments in research & development supporting a diversity of new collaborations in 2016.

The Company’s total other income (expense) was a $0.9 million net expense in 2016, compared to $64.9 million net expense in 2015. This is largely attributable to a reduction in interest expense in 2016. The decrease in net loss of $130.6 million from $218.0 million in 2015 to $87.3 million in 2016 was primarily attributable to increases in gains from change in fair value of derivative instruments of $25.1 million based on the compound embedded derivative liabilities associated with certain outstanding senior convertible promissory notes, and decreases of $41.2 million in interest expense associated with the Company’s conversions, and acceleration of accretion of debt discount related to debt extinguishments that occurred in 2015. The Company’s 2016 net loss attributable to common stockholders was a net loss of $87.3 million ($0.37 per share on a basic basis) compared to net loss of $218.0 million ($1.75 per share on a basic basis) in the prior year.

As of December 31, 2016, we had an accumulated deficit of $1,124.4 million and had cash, cash equivalents and short term investments of $28.5 million which excludes restricted cash of $5.3 million. We have significant outstanding debt, a significant working capital deficit and contractual obligations related to capital and operating leases, as well as purchase commitments of $0.8 million. As of December 31, 2016, our debt totaled $227.0 million, net of discount of $42.5 million, of which $59.2 million is classified as current.